

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2023

Yunhao Chen
Chief Financial Officer
Dogness (International) Corporation
Tongsha Industrial Estate, East District
Dongguan, Guangdong 523217
People's Republic of China

Re: Dogness (International) Corporation
   Form 20-F for the Year Ended June 30, 2022
   Filed September 30, 2022
   File No. 001-38304

Dear Yunhao Chen:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Manufacturing